UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67976 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liberum Capital Inc

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Avenue, 20th Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Joseph Vigliarolo | 805-432-0320 | jvigliarolo@modernrs.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPAs
(Name – if individual, state last, first, and middle name)

| 76 North Walnut St | Ridgewood | NJ | 07450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/18/2004 | 1167 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joseph Vigliarolo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIBERUM CAPITAL INC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SARAJIT P. WONGSESANIT
NOTARY PUBLIC
No. 12-187
STATE OF HAWAII


Signature: [signature]

Title: [handwritten]

Notary Public
My Commission expires 6.3.2024



SARAJIT P. WONGSESANIT
NOTARY PUBLIC
No. 12-187
STATE OF HAWAII


NOTARY PUBLIC CERTIFICATION
Sarajit P. Wongsesanit Third Judicial Circuit
Doc. Description: Annual Reports
# of Pages: 2 Date of Doc. undated
Notary Signature [signature] Date 2.22.23.

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# LIBERUM CAPITAL INC.
# (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

## FINANCIAL STATEMENTS

## DECEMBER 31, 2022

# LIBERUM CAPITAL INC.
## (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

## TABLE OF CONTENTS


BDG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Liberum Capital Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberum Capital Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Liberum Capital Inc.'s management. Our responsibility is to express an opinion on Liberum Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberum Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Liberum Capital Inc.'s financial statements. The supplemental information is the responsibility of Liberum Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Liberum Capital Inc.'s auditor since 2014

BDG-CPAs, PC
Ridgewood, New Jersey
February 28, 2023

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

# LIBERUM CAPITAL INC.
## (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

## STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2022 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 829,866 |
| Deposit with clearing organization | | 250,000 |
| Receivable from clearing organization | | 1,449,449 |
| Prepaid expenses, receivables, and other assets (no valuation allowance) | | 172,140 |
| Prepaid income taxes | | 46,598 |
| Fixed assets, net | | 2,345 |
| Operating lease ROU asset | | 1,197,621 |
| Security deposit | | 152,600 |
| Deferred income tax asset | | 14,000 |
| Investment - parent | | 128 |
| Due from parent | | 4,486,072 |
| **Total assets** | $ | 8,600,819 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 175,021 |
| Operating lease liability | | 1,353,821 |
| Payable to clearing organization | | 1,413,045 |
| **Total liabilities** | | 2,941,887 |
| **Stockholder's equity** | | |
| Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding | | 155,000 |
| Series A preferred stock, $0 par value; 9,000 shares authorized 1,091 issued and outstanding | | 1,091,000 |
| Additional paid-in capital | | 1,543,043 |
| Retained earnings | | 2,869,889 |
| **Total stockholder's equity** | | 5,658,932 |
| **Total liabilities and stockholder's equity** | $ | 8,600,819 |

*The accompanying notes are an integral part of these financial statements.*

## LIBERUM CAPITAL INC.
### (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

### STATEMENT OF INCOME

| | YEAR ENDED DECEMBER 31, 2022 |
|---|---|
| **Revenue** | $ 3,620,630 |
| **Direct Costs** | 142,141 |
| **Gross Profit** | 3,478,489 |
| **Operating expenses** | |
| Wages and salaries | 1,504,549 |
| Other staff costs | 459,826 |
| Market data | 233,996 |
| Trading systems | 152,865 |
| Communications | 50,226 |
| Hardware and software | 33,508 |
| Service agreements | 14,564 |
| Marketing, public relations and entertaining | 22,134 |
| Professional fees | 139,157 |
| Premises costs | 492,236 |
| Office expense | 6,977 |
| Other costs | 57,442 |
| **Total operating expenses** | 3,167,480 |
| **Income from operations before income taxes** | 311,009 |
| **Income taxes** | 87,591 |
| **Net income** | $ 223,418 |

*The accompanying notes are an integral part of these financial statements.*

## LIBERUM CAPITAL INC.
### (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Preferred Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance - January 1, 2022 | $ 155,000 | $ 1,091,000 | $ 1,543,043 | $ 2,646,471 | $ 5,435,514 |
| Net income | | | | 223,418 | 223,418 |
| Balance - December 31, 2022 | $ 155,000 | $ 1,091,000 | $ 1,543,043 | $ 2,869,889 | $ 5,658,932 |

# LIBERUM CAPITAL INC.
## (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

## STATEMENT OF CASH FLOWS

| | YEAR ENDED DECEMBER 31, 2022 |
|---|---|
| **Cash flows from operations** | |
| **Net income** | $ 223,418 |
| *Adjustments to reconcile net income to net cash used by operating activities:* | |
| Depreciation expense | 17,571 |
| Operating lease ROU asset amortization | 351,372 |
| Share awards compensation | 241 |
| Deferred taxes | (2,000) |
| (Increase) decrease in operating assets: | |
| Receivable from clearing organization | 33,303 |
| Prepaid expenses, receivables, and other assets | 16,547 |
| Prepaid income taxes | (46,598) |
| Due to/from parent | (810,679) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (509,583) |
| Income taxes payable | (18,188) |
| Operating lease liabilities | (386,401) |
| **Net cash used by operating activities** | (1,130,997) |
| **Cash flows from investing activities** | - |
| **Cash flows from financing activities** | - |
| **Decrease in cash** | (1,130,997) |
| **Cash - beginning of the year** | 1,960,863 |
| **Cash - end of the year** | $ 829,866 |

*The accompanying notes are an integral part of these financial statements.*

***Note 1 - Organization and Nature of Operations***

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

***Note 2 - Summary of Significant Accounting Policies***

***Revenue Recognition*** – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus ten percent (10%). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

***Clearing Transactions*** - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

***Receivables*** – Receivables are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectible. No allowance was considered necessary at December 31, 2022.

***Property and Equipment -*** Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

***Note 2 - Summary of Significant Accounting Policies (continued)***

***Income Taxes and Deferred Taxes*** – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets and operating lease ROU asset, and stock-based compensation.

Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Advertising*** – The Company expenses the cost of advertising and promotions as incurred.

***Uncertain Tax Positions*** – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2022.

***Foreign Currency Translation*** - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

***Share-based Compensation*** – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation*, at their estimated fair market value on the date of the grant.

***Note 2 - Summary of Significant Accounting Policies (continued)***

***Compensated Absences -*** Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

***Statement of Cash Flows*** – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

***Use of Estimates -*** The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Leases*** **–** The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

***Note 2 - Summary of Significant Accounting Policies (continued)***

***COVID-19*** – In early 2020, an outbreak of the novel strain of coronavirus (COVID-19) emerged globally. The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time resulting in an overall decline in economic activity.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors all of which are uncertain and cannot be predicted, although to date, has not had a material negative impact on the Company's operations. The ultimate impact of COVID-19 on the financial performance of the Company is not reasonably estimable at this time.

***Subsequent Events*** – Management has reviewed and evaluated all events and transactions from December 31, 2022 (statement of financial condition date) through February 28, 2023, the date that the financial statements are available for issuance.

***Note 3 - Property and Equipment***

Property and equipment at December 31, 2022, consisted of the following:

| | |
|---|---|
| Furniture and fixtures | $ 75,038 |
| Equipment | 169,231 |
| | 244,269 |
| | (241,924) |
| | $ 2,345 |

***Note 4 – Investment – Parent***

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 13). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation*, the investment in parent is reduced accordingly.

***Note 5 – Income Taxes***

The income tax expense (benefit) for the year ended December 31, 2022 consists of the following:

| | |
|---|---|
| Current | |
| Federal | $ 49,642 |
| State and local | 39,949 |
| | 89,591 |
| Deferred | |
| Federal | (1,120) |
| State and local | ( 880) |
| | (2,000) |
| | $ 87,591 |

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes due to share awards deductibility upon vesting, operating lease ROU asset and difference in depreciation. The deferred tax asset of $14,000 as of December 31, 2022 relates primarily to unamortized share awards, difference in operating lease ROU asset and operating lease liability and accelerated tax depreciation versus book depreciation . The Company presents deferred income tax assets and liabilities in accordance with FASB Accounting Standards Update (ASU) 2015-17, *Balance Sheet Classifications of Deferred Taxes*.

***Note 6 - Related Party Transactions***

At December 31, 2022 the Company has a receivable from the Parent totaling $4,486,072. There are no repayment terms associated with this transaction.

The Company has a service agreement with the Parent. Under the service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus ten percent (10%). For the year ended December 31, 2022, the fees earned by the Company from the Parent for these services amounted to $3,630,593.

### *Note 7 – Capital*

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2022, the Board of Directors did not declare any dividends.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

### *Note 8 – Net Capital Requirement*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2022, the Company had net capital of $782,628, which was $532,628 in excess of its required net capital of $250,000.

### *Note 9 – Indemnifications*

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

***Note 9 – Indemnifications (continued)***

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

***Note 10 - Cash Segregated under Federal and Other Regulations***

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

***Note 11 - Concentration of Credit Risk and Other Financial Information***

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2022, the Company's uninsured cash balance was $579,866.

Supplemental Disclosure of Cash Flow Information

| | | |
|---|---|---|
| Cash paid during the year for: | Income taxes | $ 154,377 |
| | Interest | 251 |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flow from operating leases | | $ 471,091 |
| Reductions to ROU assets resulting from reductions to lease obligations: | | |
| Operating leases | | $ (386,959) |

### *Note 12 – Retirement Plan*

The Company has a 401(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company made contributions of $71,450 to the plan on behalf of the employees in 2022.

### *Note 13 – Share Plans and Stock-Based Compensation*

The Parent had adopted an Ordinary Share Scheme and Growth Share Plans (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2022, the Company recorded compensation expense under the Plans of $241.

### *Note 14 – Receivable From and Payable To Clearing Organization*

Amounts receivable from and payable to clearing organization at December 31, 2022, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $1,413,045 | $1,413,045 |
| Other | 36,404 | - |
| | $1,449,449 | $1,413,045 |

### *Note 15 - Leases*

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The lease contains a renewal option of five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

***Note 15 – Leases (continued)***

The components of lease cost for the year ended December 31, 2022 are as follows:

| | |
|---|---|
| Operating lease cost | $ 436,062 |

Weighted average remaining lease term:

| | |
|---|---|
| Operating leases | 3 years |

Weighted average discount rate:

| | |
|---|---|
| Operating leases | 5.5 % |

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2022 are as follows:

| | |
|---|---|
| 2023 | $ 426,749 |
| 2024 | 450,821 |
| 2025 | 476,251 |
| Total lease liabilities | $1,353,821 |

## LIBERUM CAPITAL INC.
### (A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

### SCHEDULE OF COMPUTATION OF ALTERNATE NET CAPITAL UNDER SEC RULE 15c3-1

| | DECEMBER 31, 2022 |
|---|---|
| Total stockholder's equity | $ 5,658,932 |
| Add: Other or allowable credits | |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Prepaid expenses and other assets | 172,140 |
| Prepaid income taxes | 46,598 |
| Fixed assets | 2,345 |
| Security deposit | 152,600 |
| Deferred income tax asset | 14,000 |
| Investment - parent | 128 |
| Due from parent | 4,486,072 |
| | 4,873,883 |
| Net capital before haircuts on securities positions | 785,049 |
| Haircuts on securities | (2,421) |
| Net capital | $ 782,628 |
| **COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT** | |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 250,000 |
| Excess net capital | 532,628 |
| Net capital in excess of 120% of minimum net capital requirement | $ 482,628 |

# LIBERUM CAPITAL INC.

## SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

| | DECEMBER 31, 2022 |
|---|---|
| Net capital - per FOCUS Report | $ 782,629 |
| Rounding | (1) |
| Net capital - per audit report | $ 782,628 |



**575 Fifth Avenue, 20th Floor**
**New York, NY 10017, United States of America**
**T +1 212 596 4800 / F +1 212 596 4898**
**www.liberum.com**

Liberum Capital Inc.

Exemption Report

Liberum Capital Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2022 without exception.

Liberum Capital Inc.



Financial Principal


-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liberum Capital Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Liberum Capital Inc. stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 28, 2023


-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Liberum Capital Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 28, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

# General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LIBERUM CAPITAL INC.
575 FIFTH AVENUE, 20TH FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOSEPH VIGLIAROLO 805-432-0

2. A. General Assessment (item 2e from page 2) $5,233

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,701)

07/27/2022
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,532

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,532

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑
**Total (must be same as F above)** $2,532

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBERUM CAPITAL INC.
(Name of Corporation, Partnership or other organization)

Alan Wagner
(Authorized Signature)

Dated the 23 day of FEB, 20 23.

CHIEF COMPLIANCE OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2022
and ending DEC 31, 2022

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $3,630,593 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 142,141 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0 | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 142,141 |
| 2d. SIPC Net Operating Revenues | $3,488,452 |
| 2e. General Assessment @ .0015 | $5,233 |
| | (to page 1, line 2.A.) |